                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------

                                  AMENDMENT NO. 1 TO
                                    SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                   ---------------

                        DAMSON/BIRTCHER REALTY INCOME FUND II
                              (NAME OF SUBJECT COMPANY)
                                 GRAPE INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                             ARLEN CAPITAL ADVISORS, LLC
                                       (BIDDER)


                            LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)



                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                             Arlen Capital Advisors, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   ---------------

AMENDMENT NO. 1 TO SCHEDULE 14D-1

This Amendment No. 1 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on June 18, 1997 (the "Schedule 14D-1") by Grape Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 10,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund II, a Delaware Limited Partnership (the "Partnership"), for a purchase price of $1,645 for each .01 percent interest to (i) add Arlen Capital Advisors, LLC as an additional bidder, (ii) extend the term of the Offer and (iii) to include the amended information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

TERMS OF THE OFFER.
    Terms of the Offer is hereby amended to read as follows:

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        THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME,
               ON AUGUST 29, 1997, UNLESS THE OFFER IS EXTENDED.
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INTRODUCTION (page 1 of the Offer)
    Introduction is hereby amended to read as follows:

                                  INTRODUCTION

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According to the records provided to us by the General Partner you currently own
             [XXX]% OF THE OUTSTANDING INTERESTS IN THE PARTNERSHIP
                We are offering to purchase those Interests for
                                  $[XXX] CASH
--------------------------------------------------------------------------------

         GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNERS OR THE PARTNERSHIP

BEFORE SELLING YOUR INTERESTS TO GRAPE, PLEASE CONSIDER THE FOLLOWING FACTORS:

    - The Partnership's Annual Report for 1996 filed with the SEC on Form 10-K indicates that the appraised value of the Partnership's remaining properties have an estimated net asset value of $31,163,000 or $5,926 per $10,000 of original investor subscription. (Net asset value represents the appraised value of the Partnership's properties, cash and all other assets less secured loans payable and all other liabilities.) Grape's net asset value of the Partnership's remaining properties was estimated to be $24,803,841 or $4,736 per $10,000 of original investor subscription. The net asset value was then reduced by Grape's administrative and tender offer costs to arrive at an adjusted net asset value of $4,256. A 26% discount factor was then applied to the adjusted net asset value to arrive at Grape's offer price of $1,645 for each .01 percent of Interests, which is equal to approximately $3,150 per $10,000 of original investor subscription.

    - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Grape's offer and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial and tax advisors in connection with Grape's offer.

    - Although Grape cannot predict the future value of the Partnership assets on a per Interest basis, the purchase price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or from that which may be realized upon future liquidation of the Partnership.

    - Grape is making the offer with a view to making a profit. Accordingly, there is a conflict between Grape's desire to acquire your Interests at a low price and your desire to sell your Interests at a high price. Grape's intent is to acquire the Interests at a discount to the value Grape might ultimately realize from owning the Interests.

    - The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

    - Limited Partners who sell their Interests will be giving up the opportunity to participate in any future potential benefits represented by ownership of Interests, including the right to participate in any future distribution of cash or property.

    - If the Purchaser is successful in purchasing more than 10 percent of the outstanding Interests, the Purchaser will be in a position to exert a strong influence upon the General Partners and the operation of the Partnership.

PURCHASE PRICE
    When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the secondary cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests for $3,150 cash per original $10,000 investment may be a good choice for you despite the fact that the net asset value of the Partnership has been estimated at $5,926 per original investment.

NO SELLING COMMISSION
    Interests sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 10 percent. If you sell to Grape, you will NOT pay any selling commission.

NO TRANSFER FEE
    Grape will be responsible for paying the $25 transfer fee.

PAYMENT OF THE PURCHASE AMOUNT
    A cash payment for your Interest will be made to you within 10 business days following the Expiration Date provided Grape has received from you a properly completed and duly executed Agreement of Sale.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER. (PAGE 5 OF THE OFFER)
         Section 7 is hereby amended to read as follows:

         PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Interests at a discount to the value that the Purchaser might ultimately realize from owning the Interests. No independent person has been retained by Grape to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness.

         The Purchaser established the Purchase Price based on its own independent analysis of the Partnership, which included a valuation of the properties and other assets owned by the Partnership and by a subjective determination of the financial condition of the Partnership. The Purchaser derived the Purchase Price per Interest from its analysis of financial information which was available from information in the Form 10-Ks and Form 10-Qs. In determining the estimated value of the Interests, the Purchaser first calculated the estimated current value of the Partnership's properties from a net operating income analysis. In performing the net income analysis, the Purchaser made a reduction in the 1996 revenues, expenses, and net operating income of the Partnership to reflect the sale of Atrium Place on November 21, 1996. In determining the appropriate discount rate to apply to the Partnership, the Purchaser considered several factors, including: (i) the illiquid nature of the investment; (ii) the terms and conditions of the Partnership Agreement; and
(iii) property occupancy and income levels. Based upon these factors, the Purchaser believes a discount rate of 12 percent was appropriate for the Purchaser's valuation of the Units. The resulting discounted value of the Partnership's operations was added to the Partnership's net current assets, and the Partnership's total estimated asset value was then allocated to the Limited Partners in accordance with the Purchaser's hypothetical liquidation of the Partnership's properties. The liquidation proceeds were then reduced by the Purchaser's administrative and transfer costs. The Purchaser's resulting estimated current value was $1,645 per .01 percent interests or, approximately $3,150 per $10,000 of original investor subscription.

                                          DAMSON/BIRTCHER REALTY INCOME FUND II

PROPERTY FAIR MARKET VALUE (1)                             NET ASSET VALUE
Revenues:                                                  Partnership Equity                                          24,629,611
Rental Income (2)                       5,251,684          General Partner's share of liquidation proceeds                      0
                                                                                                                       ----------
                                                           Limited Partners Equity                                     24,629,611
Expenses:                                                  Number of LP Interests at Original $10,000 Investment            5,200
Operating Expenses (2)                 (1,173,926)         Net Asset Value per Original $10,000 Investment                 $4,736
Property Taxes (2)                       (750,948)                                                                     ----------
General & Administrative (2)(3)          (350,349)                                                                     ----------
                                       ----------
Net Operating Income (2)                2,976,461
Capitalization rate for property NOI          12%
FMV of Property                        24,803,841          GRAPE'S OFFER
                                                           (All figures based on original $10,000 Investment)
PARTNERSHIP EQUITY (1)

FMV of Property (4)                    24,803,841          Net Asset Value                                                 $4,736
Selling Costs (2.5%)                     (676,468)         Administrative and Tender Offer Costs (6)                         $480
                                                                                                                       ----------
Est. Property Disposition Fees (5)       (811,762)         Adjusted Net Asset Value                                        $4,256
Net Current Assets                      1,314,000          Discount to value (26%)                                        ($1,106)
                                       ----------                                                                      ----------
Partnership Equity                     24,629,611          Grape's Offer                                                   $3,150
                                                                                                                       ----------
                                                                                                                       24,629,611
                                                                                                                       ----------
                                                                                                                       ----------

(1) Reflects the Partnership's 58% interest with Real Estate Income Partners III in Cooper Village Partners.
(2) Adjustments have been made to reflect the sale of Atrium Place on November 21, 1996. Due to the lack of property-by-property disclosure in the Partnership's 10-K, the Atrium property's contribution to revenues, expenses, and net operating income is an estimate based on its contribution to the total appraised value, as disclosed in the Partnership's 1996 10-K.
(3) One-half G&A is assumed to be property expenses.

(4) As reported in the Partnership's 1996 10-K, an independent appraisal on January 1, 1997, valued the Partnership's remaining properties at $31,163,000.
(5) The Partnership, in certain circumstances, can earn a property disposition fee equal to 50% of the competitive real estate commissions that would be charged by an unaffiliated third party.
(6) Assumes a purchase of 2.5% of the outstanding Interests in the Partnership.


                                      SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 8, 1997                GRAPE INVESTORS, LLC

                                  By:  Arlen Capital Advisors, LLC
                                       its Manager

                                       By:  /s/ DON AUGUSTINE
                                            ------------------------------
                                            Don Augustine, Manager